Exhibit 99.1

News Release

December 4, 2019

TELUS Corporation announces agreement to acquire Competence Call Center through TELUS International

Merger adds significant scale to TELUS International, and expands its growing enterprise value to approximately C$5 billion

Further growth potential positions TELUS International for a future initial public offering targeted in the next 12-24 months

Vancouver, Canada — Today, TELUS Corporation (T-TSX; NYSE-TU), through TELUS International, a customer experience innovator that designs, builds and delivers next-generation digital solutions for global brands, announced that it has agreed to acquire privately-owned Competence Call Center (CCC), a leading provider of higher-value-added business services with a focus on customer relationship management and content moderation, for approximately €915 million (approximately C$1.3 billion) consisting of debt and equity, subject to customary closing adjustments.

“We are pleased to welcome Competence Call Center employees and customers into our TELUS family,” said Darren Entwistle, President and CEO of TELUS. “Today’s announcement adds significant scale and diversity to TELUS International — an important and differentiated growth driver for TELUS — and increases substantially the organization’s estimated enterprise value to approximately C$5 billion. The expanded capabilities of the combined companies will further elevate the globally admired customer experience and innovative digital solutions that are synonymous with the TELUS International brand. Importantly, the merger will positively impact the financial and operational strength of TELUS, supporting the advancement of our world-leading broadband networks in Canada as well as our global leadership in customer service excellence. Moreover, the acquisition of Competence Call Center further bolsters the continued advancement of TELUS International’s successful growth strategy by positioning them well for a potential future initial public offering targeted in the next 12-24 months, positioning the organization for continued growth in the years to come.”

“Today’s announcement is another remarkable milestone in TELUS International’s strategic growth journey, building upon our significant momentum in the market and further supporting our ability to deliver differentiated customer experiences and enable new go-to-market opportunities for the valued brands we partner with around the world,” continued Entwistle. “Post-merger, TELUS International’s size, scope and reach will grow to encompass almost 50,000 of the most inspired team members, providing customer experience, digital transformation, content moderation, IT lifecycle, advisory and digital consulting, risk management, and back-office support in over 50 languages from more than 50 delivery centres in 20 countries across North and Central America, Europe and Asia.”

Founded in 1998 in Austria, CCC is headquartered today in Berlin, Germany and provides its award winning services across 11 European countries1, with more than 8,500 employees. CCC partners with industry-leading global brands primarily from fast-growing technology, media and telecommunications, retail, and travel and hospitality sectors - key growth verticals for TELUS International. The acquisition of CCC will result in a sizeable diversification of TELUS International’s operations and client base in Europe. CCC’s capabilities will enhance TELUS International’s ability to deliver its signature customer service excellence to customers, which includes TELUS and its leading wireless and wireline broadband network in Canada.

The acquisition is expected to add significant scale to TELUS International, an important and differentiated growth driver for TELUS, and will support TELUS’ consolidated financial and operating results including revenue, EBITDA and free cash flow growth. In fiscal 2019, CCC is expected to report revenue of approximately C$450 million. On a pro-forma basis, TELUS International’s 2019 combined annualized revenue will surpass C$1.75 billion and EBITDA will increase to approximately C$400 million. The acquisition of CCC will be immediately revenue and EBITDA accretive to TELUS and TELUS International, as well as EBITDA margin accretive to TELUS International. Additionally, given the low capital intensity of the combined business, the transaction is also expected to support immediate free cash flow expansion.

“This is an exciting day for our entire Competence Call Center team as we look ahead to joining our two companies’ like-minded caring cultures focused on team member development and engagement to drive customer service excellence,” said Christian Legat, CEO, CCC. “We share the TELUS International team’s passionate commitment to putting customers first and are looking forward to coming together as one organization to amplify the power, reach and performance of our combined capabilities for the benefit of our clients and our teams.”

The acquisition of CCC will be financed from TELUS International non-recourse credit facilities and additional equity from TELUS Corporation and Baring Private Equity Asia (BPEA). As part of the transaction, CCC’s senior management will reinvest a significant portion of their equity ownership in CCC into TELUS International. TELUS Corporation’s and BPEA’s equity capital contributions are expected to be approximately C$165 million and approximately C$90 million, respectively. Following the close of the acquisition, TELUS Corporation will retain an approximate 62 per cent interest in TELUS International. The acquisition is subject to customary closing conditions and regulatory approvals. Closing is expected to occur in the early part of the first quarter of 2020.

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About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications and information technology company with C$14.6 billion in annual revenue and 14.5 million customer connections spanning wireless, data, IP, voice, television, entertainment, video and security. We leverage our global-leading technology to enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. TELUS Health is Canada’s largest healthcare IT provider, and TELUS International delivers the most innovative business process solutions to some of the world’s most established brands.

1  Austria, Bosnia & Herzegovina, France, Germany, Latvia, Poland, Romania (TELUS International has existing sites), Slovakia, Spain, Switzerland, Turkey

Driven by our passionate social purpose to connect all Canadians for good, our deeply meaningful and enduring philosophy to give where we live has inspired our team members and retirees to contribute more than C$700 million and 1.3 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world. For more information about TELUS, please visit telus.com.

Forward-looking statements:

This news release contains statements about expected future events, including statements relating to the planned acquisition of Competence Call Center (CCC) by TELUS International, the expected timing of the transaction,  the expected benefits of the transaction and plans for its integration (including statements regarding CCC’s expected revenue and TELUS International’s 2019 combined revenue and EBITDA), potential plans and timing of an initial public offering (IPO) by TELUS International as well as the expected enterprise value of TELUS International following the acquisition. By their nature, forward-looking statements require TELUS to make assumptions and predictions and are subject to inherent risks and uncertainties. There can be no assurance that the acquisition will be completed as expected or upon the terms and conditions described in this news release, that required regulatory approvals will be obtained, that the expected financial results or the expected benefits of the transaction (including the expected increase to TELUS International’s enterprise value) will be realized, or that an IPO by TELUS International will be completed within the targeted time frame or at all. There is significant risk that the forward-looking statements will not prove to be accurate. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from those expressed in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in TELUS’ 2019 third quarter Management’s discussion and analysis and 2018 annual report, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

For more information, please contact:

TELUS Media Relations

François Gaboury

(438) 862-5136
francois.gaboury@telus.com

TELUS Investor Relations

Robert Mitchell
(647) 837-1606

ir@telus.com